FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Meeting of the Board of Directors, November 7, 2005

2.	Extract from the minutes of the 348th Meeting of the Board of Directors February 2, 2005

3.	Meeting of the Board of Directors, November 10, 2005

4.	CEMIG’s Electricity Flows – Sources and Uses, September, 2005

5.	Calendar of Corporate Events - 2005

6.	Extract from the minutes of the 355th Meeting of the Board of Directors June 29, 2005

7.	Extract from the minutes of the 358th Meeting of the Board of Directors August 25, 2005

8.	Extract from the minutes of the 359th Meeting of the Board of Directors September 5, 2005

9.	Analysis of Consolidated Results from January to September 2005, Compared to January to September 2004

10.	Material Announcement, December 7, 2005

11.	Notice to Stockholders, December 7, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

November 7, 2005 – 4 p.m.

The Board of Directors decided to authorize the company to present to Banco Santander a new binding proposal for the purchase by Cemig, together with White Martins Gases Industriais Ltda., of 100% of the shares of Gás Brasiliano Distribuidora S.A. – GBD.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 348th meeting of the Board of Directors.

Date, time and place: Feb. 2, 2005, at 1:00 p.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) the proposal of the Member of the Board Alexandre Heringer Lisboa, for the members of the Board of Directors to authorize their Chairman to call an Extraordinary GSM to be held on February 18, 2005; and also, if the minimum compulsory quorum was not achieved, the Chairman would be authorized to proceed to the second call of shareholders in the legal period; and, b) the minutes of this meeting. II- The Board authorized: a) the signing of the amendments to the Contracts for the Setting up of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava Hydroelectric Plant Consortia, with the companies comprising same, and with the express consent of Cemig GT, in accordance with Authorizing Resolution no. 407/2004 of the National Electric Power Agency (ANEEL), dealing with the assignment to Cemig GT of Cemig’s rights and obligations resulting therefrom; b) the termination, as of December 31, 2004, of the Operating Agreement existing between Cemig and the companies forming the Guilman-Amorim Hydroelectric Plant consortium, comprising the following: 1- authorization for the signing of the Contracts for Use of Distribution and Transmission Systems, with the companies in the consortium, on the side of the loads, and of the Guilman-Amorim Hydroelectric Plant, according to the legislation in force, canceling for all purposes the Transaction Contract for Electric Power Transmission, signed between Cemig and the companies in the consortium; 2- in the event the National Electric Power Agency (ANEEL) does not give its opinion regarding the request contained in letter UHE-088/2004 or if it is contrary to the transfer to Cemig, via tariff, of the difference between the regulated tariff and the amount paid by same as provided in the Operative Agreement and the Transaction Contracts for Transmission, as from September 10, 2005, Cemig and the companies in the consortium shall submit the matter to a technical appraisal by experts, who shall issue their opinion as to whether there was any loss for Cemig in the period between April 8, 2004 and December 31, 2004. In relation to the period between April 8, 2003 and April 7, 2004, the parties agree to await ANEEL’s position, this period not being the subject of the appraisal. The technical appraisal shall be carried out by three experts, one being appointed by the companies in the consortium, another by Cemig and the third, by the other two experts. Cemig and the companies in the consortium agree to accept the final decision reached by the experts; 3- in the event any reimbursement is owed by said companies to Cemig as the result of the appraisal, limited to the April 8, 2004 to December 31, 2004 period, payment shall be made within thirty days after same is concluded; 4- in the event the experts conclude that the difference in dispute is owed by the companies in the consortium and the latter have already effected reimbursement of the corresponding amount to Cemig, and if ANEEL later issues its opinion in favor of the transfer requested, CEMIG undertakes to return to the companies in the consortium the amount paid within thirty days after ANEEL issues such opinion; 5- once the obligations described in above item are fulfilled, the parties shall give acquittance, by means of a specific document, for all obligations they had taken on, up to December 31, 2004, within the sphere of the Operative Agreement and the Transaction Contracts for Transmission, excepting only any difference in relation to power transportation and charges in the period between April 7, 2003 and December 31, 2004, in accordance with items 1, 2 and 3;  6- the Contracts for Use and Connection to the Transmission and Distribution Systems, on the side of the loads and the Guilman-Amorim Hydroelectric Plant, with effect from January 1, 2005, shall be formalized by the companies in the consortium, in accordance with the legislation in force. Cemig shall demand payment of the portion referring to charges (relating to self-produced energy) only of the grid system CCC (fuel consumption quotas), in the same manner as is done today, in accordance with SRT/ANEEL notice no. 082/2004. The parties agree that this procedure shall be maintained up to September 10, 2005, when same shall also be examined by the experts, with observance of item 2 above; 7- measures for the transfer of the Guilman-Amorim Hydroelectric Plant assets to the companies in the consortium shall be taken at the Electric Power Trading Chamber (CCEE). Cemig shall wait for the list of the necessary documentation to be sent by the companies in the consortium, to be duly sent on to the CCEE. The documentation relating to the modeling of loads of the consumer units of the companies in the consortium has already been sent; and, 8- the present O&M contract, signed between the Guilman-Amorim Hydroelectric Plant Consortium and Cemig, shall be maintained until the companies in the consortium decide, within the maximum period of six months starting on January 1, 2005, to sign a new contract with third parties; Cemig undertakes, for this period of time, to continue the operation and maintenance of said hydroelectric plant; and, c) the signing by Cemig of the Arbitration Convention of the Electric Power Trading Chamber (CCEE), which is intended to establish the procedures for the solution of any disagreements among CCEE Agents, by an Arbitration Chamber, as provided by Law 9307/1996 and Law 10848/2004. III- The Board granted remunerated annual leave to the Generation and Transmission Director, for the periods from April 25 to 30, 2005, from July 18 to 29, 2005 and from January 2 to 13, 2006; and to the Planning, Project and Construction Director for the periods from March 14 to 23, 2005, from May 30 to June 9, 2005 and from September 8 to 16, 2005. IV- The Board submitted the following proposals to the Extraordinary GSM: 1- to ratify the transfer, from Cemig to Cemig Geração e Transmissão S.A., of the debt referring to the two issues of debentures subscribed by the State of Minas Gerais, whose funds were invested in the construction of the Irapé Hydroelectric Plant;  2- to ratify the maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government for Cemig’s debts under contracts with the KfW (finance for the Vale do Jequitinhonha Transmission Project) and the IBD (contract IBD 176 BR), and for the debt resulting from the restructuring of the foreign debt arising from the Debt Admission and Consolidation Contract signed under Senate Resolution no. 98/1992, transferred to Cemig Geração e Transmissão S.A. and to Cemig Distribuição S.A.; and, 3- to ratify the approval of the transfers which were the object of the Extraordinary GSM held on December 30, 2004, and whose individual amounts are equal to or higher than twenty times the minimum limit established by the by-laws for authorization by this Board. V- The matter regarding the auction referring to the Charrua-Nueva Temuco Transmission Line was withdrawn from the agenda, the Chairman having informed that the Company intends to participate in the tender offer, together with Furnas and Alusa, for the award of the concession for the construction, operation and maintenance of said transmission line, which is being effected by the Economic Load Dispatch Center for the Central Grid System, in Chile. As a result, the matter shall again be submitted for discussion by this Board of Directors.  VI- The Chairman declared: a) that, at a meeting held at the beginning of this morning, the Board of Directors of Cemig Geração e Transmissão S.A. authorized the inclusion of a clause providing for the reciprocal acquittance of pending commercial matters among the contracting parties, in the First Amendment to the Funil Hydroelectric Utilization Implementation Contract, to be signed between the Funil Consortium and the Funil Hydroelectric Utilization Consortium; the other decisions comprising CRCA-143/2004 remaining unchanged; and, b) that the Board of Directors, at the meeting held on December 13, 2004, had authorized the initiation of a Public Tender Administrative Process, as well as the signing of the respective contract, for group life insurance for active and retired employees and members of the Executive Committee, the Boards of Directors and the Statutory Audit Committees of the Companies belonging to the “Cemig Group”, for a twelve-month period that may be extended up to the maximum of sixty months; as a result of the “deverticalization” process and the allocation of employees in companies of the “Cemig Group”, the public tender will be carried out with distribution of annual costs, but without altering the value approved by this Board, among the companies Cemig, Cemig GT, Cemig D, Sá Carvalho S.A. and Rosal Energia S.A. VII- The Chairman; the Vice-Chairman; the Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; Director Celso Ferreira, Superintendent Ayres Augusto Álvares da Silva Mascarenhas, Director’s Assistant João Batista Zolini Carneiro and Manager Tarcísio Feichas Cabral, all commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, José Luiz Alquéres, Maria Estela Kubitschek Lopes, Nilo Barroso Neto and Evandro da Veiga Negrão de Lima; Marcus Eolo de Lamounier Bicalho, member of the Statutory Audit Committee; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Opened: November 10, 2005, and completed on November 16, 2005.

The Board of Directors decided as follows:

1.               To grant annual paid leave to the Chief Executive Officer (from December 9 to 29, 2005), to the Chief Corporate Management Officer (from December 19, 2005 to January 7, 2006), to the Chief Financial and Investor Relations Officer (from November 16 to 30, 2005) and to the Chief Energy Generation and Transmission Officer (from January 30 to February 10, 2006).

2.               To authorize presentation to Goldman, Sachs & Co., of a preliminary and non-binding proposal for the acquisition of up to 100% of the stockholdings held by EDF International S.A. in the companies Light Serviços de Eletricidade S.A. and UTE Norte Fluminense S.A.

3.               To authorize signature of a memorandum of understanding in relation to partnerships for the acquisition of the stockholding position held by EDF International S.A. in Light Serviços de Eletricidade S.A.

CEMIG’S ELECTRICITY FLOWS – SOURCES AND USES, SEPTEMBER 2005

SUPPLY - CCEE
45.131 GWh

Electricity Produced	24.639
Own Generation	23.576
Self-Production	835
Affiliates	748
Losses (Basic Grid)	(520)

Electricity Purchased	20.492
Itaipu	9.066
Initial Contracts	6.151
CCEAR(*)	3.463
ERM(**)	415
CCEE(***)	1.152
Bilateral Contracts	197
Co – Generation	48

TOTAL including
(CCEE + Distribution Network) – 45.496 GWh

DEMAND - CCEE
45.131 GWh

Total Energy 42.168 GWh

Losses (Basic Grid + Distribution Network) 2.963 GWh

	Captive Market	15.175	GWh

	Free Market	14.348	GWh

	Self-Production	729	GWh

	Sales on the CCEE	4.366	GWh

	Sales to Related Companies	861	GWh

	Sales via MRE	1.377	GWh

	Initial Contracts	5.678	GWh

Generation Distribution Network 365 GWh

(*) - Regulated-Environment Electricity Sale Contracts

(**) - Energy Reallocation Mechanism

(***) - The Energy Trading Chamber

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG

Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho
30161-970- Belo Horizonte – MG, Brazil

Web address	www.cemig.com.br

Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832

Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
--> for First Quarter	05/13/2005
--> for Second Quarter	07/29/2005
--> for Third Quarter	11/01/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza - CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at May 14th, 2005	Belo Horizonte – MG visit to the Capim Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	09/08/2005 06:00 p.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	10/08/2005 06:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	11/08/2005 06:00 p.m.	APIMEC, Rio de Janeiro - RJ -
Public meeting with analysts, open to other interested parties.	12/08/2005 06:30 p.m.	ABAMEC, Rio de Janeiro- RJ
Public meeting with analysts, open to other interested parties.	19/08/2005 08:00 a.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	23/08/2005 Recife – PE – 08:00 a.m. Fortaleza – CE – 06:00 p.m.	APIMEC – NE
Public meeting with analysts, open to other interested parties.	21/09/2005 07:00 p.m.	APIMEC, Florianópolis - SC

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/09/2005

Decisions:

1)              To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2)              To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a)              To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b)             To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c)              To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3)              To grant annual leave to the Chief Energy Generation and Transmission Officer.

4)              To grant annual leave to the Chief Planning, Projects and Construction Officer.

5)              To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6)              To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/28/2005

Decisions:

1)              Report of Management and Financial Statements for the business year of 2004.

2)              Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3)              Construction of the Irapé – Montes Claros low voltage transmission line.

4)              Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5)              Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6)              Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7)              Construction of the Irapé–Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)              Advance against future capital increase of the Usina Termelétrica Barreiro S.A.

2)              Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351[a] Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)              To grant annual paid leave to the Chief Distribution and Sales Officer.

2)              To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3)              To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4)              To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352[a] Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353[a] Board of Directors Meeting date	05/19/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)              Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2)              Cancellation of PRCAs (proposals by the Board of Directors).

3)              Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4)              Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5)              Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354[a] Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

1)              Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2)              Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3)              Guarantee in the contracting of the loan for refinancing of the debt.

4)              Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355[a] Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

1)              Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)              Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)              Creation of a Public Interest Civil Organization (OSCIP).

4)              Payment of Interest on Equity.

5)              Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)              Granting of annual paid leave to the Chief Corporate Management Officer.

7)              Granting of annual paid leave to the Executive Vice-Chairman.

8)              Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)              Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)        Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356[a] Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors

Subject	Date
357[a] Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/20/2005

Decisions:

1)              The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2)              The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3)              The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4)              The Health Assistance Program for the Members of the Executive Committee was approved.

5)              The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors

Subject	Date
358[a] Board of Directors Meeting date	08/25/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/25/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Cemig informs that there was no deliberation on the meeting of our Board of Directors.

Meeting of the Board of Directors

Subject	Date
359[a] Board of Directors Meeting date	09/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

Meeting of the Board of Directors

Subject	Date
360[a] Board of Directors Meeting date	09/29/2005 up to 10/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

1)              Approval of the revised Budget Proposal for 2005.

2)              Authorization for publication of the terms for renegotiation of the first series of Cemig’s first issue of non-convertible debentures and for the signature of the amendment to the private deed of public issuance of debentures.

3)              Authorization for advance against future capital increase in Cemig Trading S.A., in the amount of R$ 120,298.00.

4)              Authorization for signature of a letter of commitment with White Martins Gazes Industriais to establish the commitment to present, jointly, to Banco Santander a binding proposal for acquisition of the company Gás Brasiliano Distribuidora S.A. and to establish substantially the relationship between the parties, in the event that they are declared joint winners of the acquisition bid; and authorization to present the above-mentioned binding proposal to Banco Santander.

5)              Authorization for renegotiation of the debt agreement with Minasfer S.A.

6)              Authorization for alteration of the period of vacations of the Chief Corporate Management Officer.

Meeting of the Board of Directors

Subject	Date
361[a] Board of Directors Meeting date	10/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

The Board authorized direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.

Meeting of the Board of Directors

Subject	Date
362[a] Board of Directors Meeting date	10/27/2005 up to 10/31/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/27/2005 (part)
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:

1)              Payment of Interest on Equity;

2)              Contracting for the use of corporate credit card services. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

3)              Contracting of services to supply temporary labor to meet needs for transitory substitution of employees or non-routine peaks in workload. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

4)              License Charge for Use or Occupation of Land Areas under Highway Control (TDFR) / Collection of this charge by the State of Minas Gerais / Filing of legal action, if not approved by ANEEL;

5)              Binding proposal for acquisition of positions held by Schahin Engenharia Ltda. in transmission companies;

6)              Direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.;

7)              Contracting of D&O (Directors’ and Officers’ Liability) insurance.

Meeting of the Board of Directors

Subject	Date
363[a] Board of Directors Meeting date	11/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:

Authorize the company to present to Banco Santander a new binding proposal for the purchase by Cemig, together with White Martins Gases Industriais Ltda., of 100% of the shares of Gás Brasiliano Distribuidora S.A. – GBD.

Meeting of the Board of Directors

Subject	Date
364[a] Board of Directors Meeting date	11/10/2005 up to 11/16/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/16/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:

1)              To grant annual paid leave to the Chief Executive Officer (from December 9 to 29, 2005), to the Chief Corporate Management Officer (from December 19, 2005 to January 7, 2006), to the Chief Financial and Investor Relations Officer (from November 16 to 30, 2005) and to the Chief Energy Generation and Transmission Officer (from January 30 to February 10, 2006).

2)              To authorize presentation to Goldman, Sachs & Co., of a preliminary and non-binding proposal for the acquisition of up to 100% of the stockholdings held by EDF International S.A. in the companies Light Serviços de Eletricidade S.A. and UTE Norte Fluminense S.A.

3)              To authorize signature of a memorandum of understanding in relation to partnerships for the acquisition of the stockholding position held by EDF International S.A. in Light Serviços de Eletricidade S.A.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	11/10/2005
Sundry matters	12/01/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 355th meeting of the Board of Directors.

Date, time and place: June 29, 2005, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Djalma Bastos de Morals / Secretary - Ary Ferreira Filho.

Summary of events: I- The Board approved: - a) the payment to shareholders of interest on equity, to be offset against the minimum compulsory dividend, amounting to R$283 million; the form and date of payment shall be in two equal installments, the first up to June 30, 2006 and the second up to December 30, 2006, the Executive Committee being responsible for complying with these terms and determining the places and payment processes; all shareholders whose names are registered in the Nominative Shares Registration Book as of July 10, 2005 being entitled to the above-mentioned amount; b) the proposal of Member of the Board Alexandre Heringer Lisboa, for the members of the Board of Directors to authorize their Chairman to call an Extraordinary GSM to be held on July 29, 2005, and in the event the minimum obligatory quorum is not reached, the Chairman would also be authorized to proceed to the second call of shareholders within the legal period; and, c) the minutes of this meeting. II- The Board authorized: a) the advance for a future capital increase in Usina Termelètrica Barreiro S.A., in the amount of one million, two hundred and five thousand Reals, in order to honor commitments under the debt contract signed with Toshiba do Brasil S.A. for the installation of the Barreiro Thermoelectric Plant, which shall later be submitted to the Annual GSM to be held in 2006, which will decide upon the allocation of CEMIG’s profits; b) the creation of a Public Interest Civil Corporation Organization (“OSCIP”), a not-for-profit private entity, sponsored and controlled by CEMIG and organized in accordance with the By-laws attached to PRCA-034/2005, to be responsible for the management of research programs and technological development of the “CEMIG Group”, optimization of access to the resources of fostering and financing entities and the use of fiscal benefits provided by law, with a view to reducing costs, exploiting intellectual property effectively, and rendering services in its operating area; c) the signing of a Technical and Scientific Cooperation Agreement with Companhia de Gás de Minas Gerais-GASMlG, Efficientia S.A., Instituto Euvaldo Lodi-IEL, Serviço Nacional da Indústria (“SENAI”) (National Industry Service), the Union of the Electric, Electronic and Similar Appliances Industry for the State of Minas Gerais-SINAEES, the State Secretariat for Economic Development (“SEDE”) and the Federation of Industries in the State of Minas Gerais (“FIEMG”), with a view to fostering conservation and the rational use of electric power, by creating the Minas Gerais Award for Conservation and Rational Use of Energy, without any financial disbursement, with a sixty-month duration starting from the date of signature, which may be extended for an equal period by the signing of an amendment; d) the re-ratification of CRCA-004/2005, altering the periods of annual remunerated leave for the Planning, Projects and Constructions Director, from the period May 30 - June 9, 2005 to the period August 1 - 12, 2005 and from September 8-16, 2005 to September 12 - 19, 2005; e) the continuation of the Competitive Bid DSG/AS-OS0501, the object of CRCA-044/2000, and the partial ratification of its object and the award, to Consórcio CCS/C, exclusively for a permanent and unalterable license for the non-exclusive use of the software IS-U/CCS, of SAP do Brasil Ltda,, and respective technical support and maintenance services; f) the signing of a licensing contract for the use of said software IS-U/CCS, of SAP do Brasil Ltda.; and g) the signing of an Assignment Act with Cemig D, with a view to transferring to same the rights and obligations relating to the items that were object of the above-mentioned Competitive Bid and were awarded to Consórcio CCS/C. III- The Board granted remunerated annual leave to the Executive Vice-President, for the period from July 1 to 30, 2005; to the Finance, Participations and Investor Relations Director, for the period from July 16 to 30, 2005; and to the Corporate Management Director, for the periods from July 18 to 27, 2005, from September 12 to 16, 2005 and from January 2 to 16, 2005. IV- The Board decided to submit the following proposals to the Extraordinary GSM: 1- approval of the Accounting Appraisal Report on CEMIG’s Permanent Assets under Construction and Inventories – Executive Summary, drawn up by SETAPE-Serviços Técnicos de Avaliaçóes do Patrimnônio e Engenharia Ltda., with taxpayer no. 44.157.543/0001-92, with head office in São Paulo-SP, at R. Henrique Schaumann, 85; and the transfer of these assets of CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the amount of R$939,534,589.62 (nine hundred and thirty-nine million, five hundred and thirty-four thousand, five hundred and eighty-nine Reals and sixty-two centavos) and to the fully-owned subsidiary Cemig Distribuição S.A., for the amount of R$426,179,214.28 (four hundred and twenty-six million, one hundred and seventy-nine thousand, two hundred and fourteen Reals and twenty-eight centavos); these values having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization given by the Extraordinary GSM of December 30, 2004; 2- the approval of the Book Value Appraisal Report (Report on the Assets, Rights and Obligations of Companhia Energética de Minas Gerais-CEMIG), drawn up by the company Deloitte Touche Tohmatsu Auditores Independentes, with head office in São Paulo-SP, at R. José Guerra, 127, and branch in Belo Horizonte-MG, at R. Paraíba, 1122/20th and 21st floors, with taxpayer no. 49.928.567/0001-11, and the transfer of these assets, rights and obligations of CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the net negative amount of R$317,269,649.70 (three hundred and seventeen million, two hundred and sixty-nine thousand, six hundred and forty-nine Reals and seventy centavos) and to the fully-owned subsidiary Cemig Distribuição S.A., for the positive net amount of R$1,342,766,358.99 (one billion, three hundred and forty-two million, seven hundred and sixty-six thousand, three hundred and fifty-eight Reals and ninety-nine centavos); these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization given by the Extraordinary GSM of December 30, 2004; 3- authorization to pay up to the Capital Stock of the fully-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., the amount of R$622,264,939.92 (six hundred and twenty-two million, two hundred and sixty-four thousand, nine hundred and thirty-nine Reals and ninety-two centavos) and R$1,768,945,573.27 (one billion, seven hundred and sixty-eight million, nine hundred and forty-five thousand, five hundred and seventy-three Reals and twenty-seven centavos), respectively, by verification of the assets described and valued in the Appraisal Reports submitted to this Extraordinary GSM, as determined by paragraph 1 of article 251 of Law no. 6.404/76; these amounts having been registered in the accounting item Advance for Future Capital Increase; 4- authorization to pay up to the capital stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A. the amount of R$15,491,000.00 (fifteen million, four hundred and ninety-one thousand Reals), by capitalizing the advances for future capital increase effected in national currency on February 1 and 2, 2005; 5-authorization to pay up to the Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A. the amount of R$17,291,000.00 (seventeen million, two hundred and ninety-one thousand Reals), by capitalizing the advance for future capital increase effected in national currency on January 11, 2005; 6- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A. from R$2,259,029,418.98 (two billion, two hundred and fifty-nine million, twenty-nine thousand, four hundred and eighteen Reals and ninety-eight centavos) to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight Reals and ninety centavos); this increase in the amount of R$637,755,939.92 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine Reals and ninety-two centavos) being effected by issuing 637,755,939 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine) new nominative common shares of Cemig Geração e Transmissão S.A., all without nominal value. The issue price of the shares to be issued is R$1.00 (one Real) each. The shares shall be subscribed at sight, by verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM and by capitalization of the advance for future capital increase effected in national currency; 7- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A. from R$475,761,214.37 (four hundred and seventy-five million, seven hundred and sixty-one thousand, two hundred and fourteen Reals and thirty-seven centavos) to R$2,261,997,787.64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven Reals and sixty-four centavos); this increase in the amount of R$l,786,236,573.27 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three Reals and twenty-seven centavos), being effected by issuing 1,786,236,573 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three) new nominative common shares, all without nominal value. The issue price of the shares to be issued is R$1.00 (one Real) each. The shares shall be subscribed at sight, by verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM and capitalization of the advance for future capital increase effected in national currency; 8- authorize the change in the caption of article 5 of the By-laws of Cemig Geração e Transmissão S.A., which shall be in force with the following wording: Art. 5 – The Company’s Capital Stock amounts to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight Reals and ninety centavos), represented by 2,896,785,358 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight) nominative common shares, without nominal value.”; 9- authorize the change in the caption of article 5 of the By-laws of Cemig Distribuição S.A., which shall be in force with the following wording: Art. 5°- The Company’s Capital Stock amounts to R$2,261,997,787.64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven Reals and sixty-four centavos), represented by 2,261,997,787 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven) nominative common shares, without nominal value.”; V- The matter relating to the Company’s participation in the project for the installation and exploitation of the Charrua/Nueva Temuco transmission line in Chile was withdrawn from the agenda. VI- The Members of the Board Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, José Augusto Pimentel Pessôa and Haroldo Guimarães Brasil made the unanimous approval of the matter referring to the advance for future capital increase of Usina Termelétrica Barreiro S.A., mentioned in item II, sub-item “a” above, conditional on the approval of the National Electric Power Agency (“ANEEL”) with regard to the transfer of the concession. VII- The Chairman and Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa made comments on general matters and business of interest to the Company. Participants: Members of the Board Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Fernando Lage de Melo and Francisco Sales Dias Horta; Itamaury Teles de Oliveira, member of the Statutory Audit Committee; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 358th meeting of the Board of Directors.

Date, time and place: August 25, 2005, at 9:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II – The Planning, Projects and Constructions Director presented basic data relating to Aneel Auction 001/2005, highlighting the main events of the public notice and speaking about the work schedule necessary to enable the Company to participate in the Auction. III- The Finance, Participations and Investor Relations Director and the Controller- Superintendent presented the main points on which the study for the revision of the 2005 Budget Proposal was based. IV- The objectives, dimensions and stages of the Seminar for the Development of the Company’s Board of Directors and Executive Committee were presented by a representative of the Dom Cabral Foundation; and Mr. Nelson de Sampaio Bastos and Mr. Oscar de Paula Bernardes Neto gave a talk about Corporate Governance, emphasizing their experiences as managers of various companies in Brazil and abroad.  V- The Vice-Chairman and Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Guy Maria Villela Paschoal, Fernando Lage de Melo, Marco Antônio Rodrigues da Cunha, Antônio Renato do Nascimento and Luiz Henrique de Castro Carvalho; Djalma Bastos de Morais and Francisco Sales Dias Horta, Members of the Board and Executive Directors; Celso Ferreira, Elmar de Oliveira Santana, Flávio Decat de Moura, Heleni de Mello Fonseca and José Maria de Macedo, Executive Directors; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 359th meeting of the Board of Directors.

Date, time and place: September 5, 2005, at 9:00 a.m., at the head offices, at Av. Barbacena, 1.200 — 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II - The Board authorized the adoption of the procedures necessary for the presentation of CEMIG’s pre-qualification documents for Auction 001/2005, whose objective is the granting of the concession for the supply of public electric power transmission services, including the construction, operation and maintenance of the transmission installations for the basic network of the grid system, in accordance with the Public Notice published on August 15, 2005. III- The Chairman, the Vice-Chairman and Members of the Board Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva; Executive Directors Celso Ferreira and Flávio Decat de Moura; João Batista Zolini Carneiro, Assistant; Paulo Eduardo Pereira Guimarães, Manager; and representatives of Banco Modal S.A., commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva and Fernando Lage de Melo; Celso Ferreira, Executive Director; João Batista Zolini Carneiro, Assistant; Paulo Eduardo Pereira Guimarães, Manager; representatives of Banco Modal S.A.; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CNPJ 17.155.730/0001-64

ANALYSIS OF CONSOLIDATED RESULTS FROM JANUARY TO SEPTEMBER 2005,

COMPARED TO JANUARY TO SEPTEMBER 2004

Belo Horizonte, Brazil, October 31, 2005 – Companhia Energética de Minas Gerais – CEMIG – (BOV: CMIG4, CMIG3; NYSE: CIG and LATIBEX: XCMIG), the leading electricity concessionaire in Brazil and its subsidiaries (“CEMIG Companies”), today announced third-quarter 2005 results, with net income of R$ 1,487 million in the period from January to September 2005, compared to net income of R$ 935 million from January to September 2004, or R$ 9.18 per lot of one thousand shares. In the third quarter of 2005, net income was R$ 446 million, compared to R$ 378 million in the third quarter of 2004, or R$ 2.75 per lot of one thousand shares.

The Chairman of the Board of Directors, Dr. Wilson Nélio Brumer, said that “the results for the quarter follow the trend of the last two years, of fast of growth in profitability as a result of the implementation of the Strategic Plan published last year.  Also, we are in the final phase of negotiation of the new CRC contract, which will enable this contract to be securitized, and consequently we will distribute this extraordinary income as dividends to our stockholders. Also, by decision of Governor Aécio Neves, as a way of consolidating the Strategic Plan - which provides the bases that sustain the new CRC contract - we will propose to the General Meeting of Stockholders that the main targets should be included in the bylaws, principally those that refer to debt and financial performance.”

The Chief Executive Officer, Dr. Djalma Bastos de Morais, commented: “finally we are concluding the negotiations with Eletrobrás on the funds necessary for continuation of the “Luz Para Todos” program, which will enable us to meet the targets for universalization of service in accordance with a timetable negotiated with ANEEL. Our results are the outcome of measures taken with the objective of serving the long-term interests of our stockholders.”

The Chief Financial and Investor Relations Officer, Dr. Flávio Decat de Moura, added: “We have successfully concluded the renegotiation of the debt that had maturities in 2005. The highlights of our negotiations with the creditor banks are the new tenors and the lower cost - which aim to satisfy the basic requirements of our Strategic Plan. We are now seeking to conclude the negotiations for acquisition of assets that will provide us with rapid growth in our profitability over the coming years.”

Income increased a substantial 59%.

EBITDA margin was R$2,371 million.

EBITDA

CEMIG’s EBITDA for January to September 2005 was R$ 2,371 million, compared to R$ 1,704 million in the same period of the prior year, a 39% increase.

The 16% reduction of EBITDA in the third quarter of 2005 in relation to the second quarter was due to the 19% increase in operating expenses (R$ 1,594 million in the third quarter of 2005 compared to R$ 1,341 million in the second quarter of 2005), which was partially offset by the increase in net operating revenues of 6% (R$ 2,131 million in the third quarter compared to R$ 2,007 million in the second quarter).

EBITDA growth was largely due to the tariff adjustments in April 2004 and 2005, and to revenues from the deferred tariff adjustment registered in September 2005. The stronger performance in 2005 was reflected in the EBITDA margin, which rose from 33% at the end of the third quarter in 2004, to 37% in the same period of 2005.

Gross electricity supply increased 3.4%.

Gross Electricity Supply

Revenues from gross electricity supply were R$ 6,698 million from January to September 2005, compared to R$ 6,348 million from January to September 2004, a 6% increase.

This result was basically due to the:

•                  Average tariff adjustment of 14.0% as of April 8, 2004 (full effect in the results of fiscal year 2005);

•                  Average tariff adjustment of 23.88% as of April 8, 2005.

For purposes of comparison, it should be noted that as of January 2005, a large group of large industrial consumers became “free” consumers. Thus the charges that refer to distribution network use (“DNU”) by those free consumers are now charged separately, and registered in the line “Revenues from Network Usage,” with a third-quarter amount of R$ 864 million. In 2004, the DNU values were part of total revenues with energy supply. If we add the DNU values to revenues from electricity supply, revenues grew 19%.

The amount of energy sold to final consumers grew 1.2%, or 28,197,612 MWh from January to September 2005, compared to 27,876,126 MWh in the same period of 2004. Among the main consumption classes, residential and commercial showed increases of 0.9% and 6.9%, respectively, while industrial fell 0.4%.

Total gross electricity supply increased 3.4% from January to September 2005 (29,177,354 MWh) in relation to the same period of 2004 (28,224,189 MWh).

Revenues from supply (including transactions with free energy on the CCEE/MAE)

Due to the higher volume of energy commercialized on the CCEE, revenues from energy supply increased R$ 30 million from January to September 2004, to R$ 160 million from January to September 2005.

The 44.41% retroactive readjustment positively impacted results.

Deferred Tariff Adjustment

In April 2005, the result of CEMIG’s periodic tariff revision was released retroactive to April 2003, indicating a right to a 44.41% recomposition in the tariffs.

The average adjustment applied to the tariffs on April 8, 2003, was 31.53%. To compensate CEMIG for the lower revenues billed from April 2003 to April 2005, ANEEL will include an additional percentage in the tariff readjustments through 2007.

The difference between the tariff adjustment to which CEMIG has a right and the tariff effectively charged consumers in 2005 was recognized as a regulatory asset of R$ 591 million, offsetting the year’s fiscal result.

The amount registered in 2004 is due to the provisory result from CEMIG’s tariff revision, indicating a 37.86% readjustment in the tariffs. As a result, CEMIG recognized revenues of R$ 329 million in the 2004 results.

Revenues from DNU in 2005 were R$ 864 million.

Revenues from network usage

Revenues from network usage rose 528%, or R$ 966 million (R$ 1,149 million in 2005 compared to R$ 183 million in 2004).

This increase was basically due to DNU revenues in Cemig Distribuição of R$864 million, arising from the charges to free consumers for energy sold by Cemig Geração and Transmissão.

Also forming part of this revenue amount are revenues from use of installations that comprise CEMIG’s basic transmission network by electricity generators and distributors that are part of Brazil’s interconnected system, in conformance with amounts defined through ANEEL Resolution (R$ 285 million in 2005, compared with R$ 183 million in 2004).

Fixed costs were the main items responsible for the higher operating costs.

Operating Costs and Expenses (excluding financial result)

Operating costs and expenses (excluding financial result) were R$4,406 million from January to September 2005, compared to R$ 3,380 million from January to September 2004, an increase of 15%.

This result is mainly due to the variation in fixed costs that were passed through to the tariff as energy purchased for resale, CDE, CCC and network usage charges.

As of October 26, 2001, the differences between the sum of fixed costs (also called “CVA”) used as a reference in the calculation of the tariff adjustment and the expenses effectively made, are offset in subsequent tariff adjustments, and registered in Current Assets and Long-Term Assets as anticipated expenses.

CONSOLIDATED OPERATING COSTS AND EXPENSES AS OF SEPTEMBER 30, 2005

	Amounts in millions of reais
	Operating
	expenses	CVA amounts	CVA amounts not	Effective expense
	without effects	transferred to the	included in the	recognized in the
	of CVA	period’s results	period’s results	period’s results
		(*)	(**)

Personnel, Administrators and Board Members	632	—	—	632
Employee Participation	62	—	—	62
Post-Employment Obligations	115	—	—	115
Materials	66	—	—	66
Third-Party Services	289	—	—	289
Electricity Purchased for Resale	1,066	155	(34)	1,188
Depreciation and Amortization	444	—	—	444
Financial Compensation for Use of Hydro Resources	85	26	(1)	110
Operating Provisions	116	—	—	116
Fuel Consumption Account – CCC	343	(3)	(34)	305
Charges for Transmission Network Usage	470	82	4	557
Gas Purchased for Resale	116	—	—	116
Energy Development Account – CDE	201	22	(3)	220
Provision for Losses in the Recovery of RTE Values	23	—	—	23
Other Operating Expenses	164	—	—	163
Total	4,192	282	(68)	4,406

( * )                           Refers to the fixed costs that comprise the CVA that were transferred to the results as a function of their inclusion in the calculation of CEMIG’s tariff adjustment.

( ** )                    Refers to the variation of fixed costs that comprise the CVA that were not included in the calculations of CEMIG’s tariff adjustment, and thus were excluded from the results.

Operating costs and expenses (excluding financial result) – Values in millions of reais – in the last three quarters and in the third quarter of 2004 are shown below.

	2Q	3Q	3Q
	2005	2005	2004

Personnel, Administrators and Board Members	216	192	181
Employee Participation	20	21	15
Post-Employment Obligations	38	38	27
Materials	23	24	21
Third-Party Services	107	113	70
Electricity Purchased for Resale	302	451	366
Depreciation and Amortization	148	149	145
Financial Compensation for Use of Hydro Resources	39	32	32
Operating Reversal (Provisions)	(24)	101	(6)
Quota for the Fuel Consumption Account – CCC	116	109	79
Charges for Use of the Basic Transmission Network	183	163	161
Gas Purchased for Resale	40	39	74
Energy Development Account – CDE	81	73	63
Provision for Losses in the Recovery of Amounts for Extraordinary Tariff Recomposition Amounts	8	8	2
Other Net Expenses	44	79	56
	1,341	1,594	1,286

As of October 26, 2001, the differences between the sums of fixed costs (also called “CVA”) used as a reference in the calculation of the tariff adjustment and the payments effectively made, are offset in the subsequent tariff adjustments, and registered in Current Assets and Long-Term Assets as anticipated expenses.

The increase in operating costs and expenses (excluding financial results) in the third quarter of 2005 compared to the other three quarters is basically due to higher expenses for energy purchased for resale.

The amounts for personnel and energy purchased for resale in the last two quarters and in the third quarter of 2004 are detailed below.

Personnel – Values in millions of reais

	2Q	3Q	3Q
	2005	2005	2004

Payments and Charges	196	193	188
Contributions to Supplement Retirement – Defined Contribution Plan	10	12	11
Benefits	3	20	18
	209	225	217
( - ) Costs for Personnel Transferred to Works in Progress	7	(33)	(36)
	216	192	181
Voluntary Retirement Program – PDI	(1)	—	—
	216	192	181

The increase in the third quarter of 2005 in relation to the third quarter of 2004 was due to the average adjustment of 7% in the salaries of CEMIG employees in November 2004, and to the lower expenses for personnel transferred to cost of works in progress.

Electricity Purchased for Resale – Values in millions of reais

	2Q	3Q	3Q
	2005	2005	2004

Energy from Itaipu Binational Dam	138	221	293
Short-Term Energy	3	8	9
Charges for System Services	35	(1)	24
Initial Contracts	32	119	29
Energy Acquired in Energy Auction	93	96	—
Others	1	8	11
	302	451	366

Expenses for electricity purchased for resale in the third quarter of 2005 increased 49% compared to the second quarter of 2005. In the second quarter of 2005, CEMIG adjusted the amount of energy purchased for resale that was transferred to the CVA account (retroactive to December 2004), which justifies the lower reported result.

The increase in amounts registered in relation to the initial contracts is due to the make-up of the CVA.

Below we comment on the main items affecting operating expenses.

Operating expenses rose 15% and operating revenues grew 24%.

The main variations in expenses are described below:

Personnel

Personnel expenses from January to September 2005 were R$ 632 million, compared to R$ 604 million from January to September 2004, a 5% increase. This result is mainly due to the average adjustment of 7% in the salaries of CEMIG employees in November 2004, offsetting the reduction in 2005 of expenses for personnel transferred to the cost of work in progress.

Electricity Purchased for Resale

The expense for energy purchased for resale was R$ 1,188 million from January to September 2005, compared to R$ 1,075 million from January to September 2004, an increase of 11%. This is a fixed cost, and the expense recognized in the results corresponds to the amount effectively passed through to the tariff.

Depreciation and Amortization

The depreciation and amortization expense did not vary significantly between the periods; R$ 444 million from January to September 2005, compared to R$ 435 million from January to September 2004, a variation of 2% due mainly to the coming on line of new networks and distribution lines, and of the Queimado plant.

Post-Employment Obligations

Post-Employment Obligation expenses were R$ 115 million from January to September 2005, compared to R$ 80 million from January to September 2004, an increase of 44%. These expenses essentially represent the interest on CEMIG’s actuarial obligations, net of income expected from the plan assets, which were estimated by an outside actuary. The change on December 31, 2004 of the discount rate of future obligations, of 8% to 6%, resulted in an increase in the present value of actuarial obligations, which justifies the increase in expenses in 2005.

Operating Provisions

Operating provisions were R$ 116 million from January to September 2005, compared to R$ 90 million from January to September 2004, an increase of 29%. This increase in the provisions is mainly due to the following:

•                  Reversal of the provisions for worker lawsuits in 2005 in the amount of R$ 5 million, compared to a provision of R$ 15 million in 2004.

•                  Provision for legal contingencies – civil suits in 2005 in the amount of R$ 58 million, compared to a R$ 1 million provision in 2004.

Fuel Consumption Account – CCC

The CCC expense was R$ 305 million from January to September 2005, compared to R$ 219 million from January to September 2004, an increase of 39%. It is related to the operating costs of thermal plants on Brazil’s interconnected and isolated systems, and is doled out among the electricity concessionaires by ANEEL resolution. This is a fixed cost, and the expense recognized in the results corresponds to the amount effectively passed through to the tariff.

Charges for Transmission Network Use

The expense for charges for transmission network use was R$ 556 million from January to September 2005, compared to R$ 339 million from January to September 2004, a variation of 39%. This expense refers to the charges due by electricity generation and distribution agents for use of the installations and components of the basic network as defined by ANEEL resolution. This is a fixed cost, and the expense recognized in the results corresponds to the amount effectively passed through to the tariff.

Gas Purchased for Resale

The cost for gas purchased for resale was R$ 116 million from January to September 2005, compared to R$ 216 million from January to September 2004, a 46% decrease. This result is basically due to alteration in GASMIG’s consolidation criteria. Due to the sale of 40% of its capital to Petrobras and signature of the shareholder agreement, CEMIG’s 55% share of GASMIG was consolidated proportionally.

Energy Development Account - CDE

The CDE expense was R$ 220 million from January to September 2005, compared to R$ 165 million from January to September 2004, a 33% increase. Payments are defined through an ANEEL resolution. This is a fixed cost, and the expense recognized in the results corresponds to the amount effectively passed through to the tariff.

Other Operating Expenses

The other operating expenses were R$ 163 million from January to September 2005, compared to R$ 134 million from January to September 2004, a 22% increase. This increase was mainly due to the amount of R$ 26 million registered in the third quarter that referred to the Railway Dominion Tax for 2005.

Net financial result in the period was an expense of R$ 20 million.

The 16.3% devaluation of the dollar against the real positively impacted the financial result.

We had an exchange rate gain of R$ 187 million.

Financial Revenues (Expenses)

The financial result from January to September 2005 was a net financial expense of R$ 20 million, compared to a net financial expense of R$ 148 million from January to September of 2004. The main factors that impacted the financial result are the following:

•                  Monetarily updated revenues and interest on accounts receivable from the state of Minas Gerais, net of the loss provision, in the amount of R$ 128 million from January to September 2005, compared to R$ 196 million from January to September 2004, a 35% reduction. This reduction is due to the lower variation in the IGP-DI, the contract’s indexer, (0.2% from January to September 2005 and 10.1% in the same period of 2004).

•                  Revenues with monetary variation and interest on the Deferred Tariff Adjustment in the amount of R$ 186 million, compared to R$ 62 million from January to September 2004. This result is due to the new tariff revision values of Cemig Distribuição.

•                  Increase of loan and financing costs in the country due to the criteria of rolling over the Company’s debt, substituting the various debt contracts in foreign currency for domestic currency as of the second half of 2004.

•                  Fines and ICMS interest on electricity transport paid retroactively from 2000 to 2005, in the amount of R$ 46 million.

•                  Net gains from exchange rate variations from January to September of 2005, in the amount of R$ 187 million, compared to net gains of R$ 15 million from January to September 2004, basically because of loans and financing in foreign currency. From January to September 2005, the real appreciated 16.3% against the U.S. dollar, compared to a 1.1% appreciation in the same period of 2004.

•                  Net loss from derivative instruments used in hedge operations from January to September 2005 of R$ 158 million, compared to a net loss of R$ 100 million from January to September 2004. This variation is due to the real’s appreciation against the U.S. dollar mentioned in the previous item.

•      The Company recorded the destination of interest on own capital in substitution of the dividend of fiscal year 2005 as a financial expense of R$ 283 million.

We reported a fiscal gain of R$ 96 million.

Income Tax and Social Contribution

From January to September 2005, CEMIG reported expenses for Income Tax and Social Contribution of R$ 665 million in relation to income of R$ 1,868 before taxes of 36%. From January to September 2004, the Company reported expenses for Net Income and Social Contribution in the amount of R$ 474 million in relation to income of R$ 1,108 million, before taxes of 43%.

In 2005, CEMIG had a fiscal gain of R$ 96 million due to the destination of interest on own capital to be paid to shareholders in substitution of the minimum obligatory dividend for fiscal year 2005.

Investment Program

Our investment program, laid out in the following table, seeks to expand CEMIG’s generation park and its transmission and distribution networks to the limits permitted by the current regulation of the national electricity sector, as established in the Director Plan. In the coming years, we plan to make investments of more than R$ 1 billion per year, in addition to the Light for Everyone Program (Luz para Todos), which forecasts an annual volume of approximately R$ 700 million in 2005 and 2006.

Multi-Year Investment Program

Business	2004	2005	2005 to Sept.	2006	2007
1 - Areas to Expand	1,093	1,281	582	1,353	1,017
Generation	495	469	273	125	106
Transmission	69	71	10	131	160
Subtransmission	26	82	14	249	193
Distribution	290	553	249	634	209
Holding	48	106	36	214	349
Subtotal	927	1,281	582	1,353	1,017
Rosal Energia	134	—	—	—	—
Subtotal	1,061	1,281	582	1,353	1,017
Other Businesses	31	—	—	—	—
2 - Special Projects	—	337	124	709	—
Luz para Todos (2nd phase) *	—	260	54	709	—
Complementary MV-LV Program	—	77	70	—	—
TOTAL (1 + 2)	1,093	1,618	706	2,062	1,017

* Funds subsidized for the Luz para Todos Program

Cash Flow

Generation of cash in the third quarter of 2005 was very strong. We finished the third quarter with R$ 1,297 million in cash, as set out in Table IX.

Some statements and assumptions herein are projections based on the point of view and the assumptions of management and involve known and unknown risks and uncertainties. The actual results may be significantly different from those expressed or implied in such declarations.

Contact:	Luiz Fernando Rolla
Investor Relations Officer
Tel. +55-31-3299-3930
Fax +55-31-3299-3933
lrolla@cemig.com.br

Chart I

Statement of Income (consolidated)

Values in million of Reais

	Year to date	3rd Q. 2005	Year to date	3rd Q. 2004	2004
Net Revenue	6.333	2.131	5.100	1.704	7.141
Operating Expenses	(4.406)	(1.594)	(3.830)	(1.286)	(5.459)
EBIT	1.927	537	1.270	418	1.682
EBITDA	2.371	686	1.704	563	2.266
Financial Result	(20)	147	(149)	49	(281)
Non-Operating Result	(39)	(19)	(12)	1	74
Income tax, social contribution and deferred income tax	(665)	(219)	(474)	(190)	(602)
Interest on capital reversal	283	—	300	100	510
Minoritary interest	1	—	—	—	2
Net Income	1.487	446	935	378	1.385

Chart II

Operating Revenues (consolidated)

Values in million of Reais

	Year to date	3rd Q. 2005	Year to date	3rd Q. 2004	2004
Retail Sales*	6.538	2.382	6.318	2.214	8.566
TUSD	864	292	—	—	—
Subtotal	7.402	2.674	6.318	2.214	8.566
Wholesale	159	50	30	11	37
Transmission Grid Revenue	285	108	183	59	244
Gas Sales	195	64	332	114	408
Others	114	36	94	35	134
Subtotal	8.155	2.932	6.957	2.433	9.389
Defered Rate Revenue	591	—	330	30	359
Deductions	(2.413)	(801)	(2.187)	(759)	(2.607)
Net Revenue	6.333	2.131	5.100	1.704	7.141

* in 2004 includes TUSD

Chart III

Operating Expenses (consolidated)

Values in million of Reais

	Year to date	3rd Q. 2005	Year to date	3rd Q. 2004	2004
Energy purchased	1.188	451	1.075	366	1.480
Personnel, managers, Board, profit shares	694	213	641	196	919
Depreciation and amortization	444	149	435	145	584
Fuel Consumption Account (CCC)	305	109	219	78	292
Energy Development Account (CDE)	220	74	165	64	238
Charges for use of the basic transmission network	557	164	399	161	586
Outsourced services	289	113	237	70	333
Pension fund (Forluz) - employee post-retirement benefits	115	38	80	27	107
Materials	66	24	64	21	83
Royalties	110	31	67	32	108
Gas bought for resale	116	40	217	74	260
Operational provisions	116	101	90	(7)	159
Other expenses, and provision for tariff recomposition	186	87	141	59	310
Total	4.406	1.594	3.830	1.286	5.459

Chart IV

Breakdown of electricity sales (consolidated)

	No. of consumers September 30th		MWh September 30th		R$ thousand September 30th
	2005	2004	2005	2004	2005	2004
Residential	4.905.831	4.809.393	4.927.351	4.884.515	2.291.627	1.967.825
Industrial	68.968	68.324	17.157.543	17.222.951	2.164.400	2.648.056
Commercial, services and other	536.182	528.986	2.785.454	2.606.594	1.120.834	921.466
Rural	407.675	383.765	1.412.153	1.307.811	347.563	281.629
Others	56.735	55.430	1.915.111	1.854.255	518.266	435.839
Own consumption	771	1.322	21.389	40.107	—	—
Subvention for low-income consumers					72.635
Unbilled supply, net	—	—	—	—	22.801	18.513
Wholesale	9	5	958.353	307.956	68.979	19.004
Transaction on the MAE	—	—	—	—	90.525	10.990
TOTAL	5.976.171	5.847.225	29.177.354	28.224.189	6.697.630	6.348.074

Chart V

Financial Result Breakdown

Values in million of Reais

	Year to date	3rd Q. 2005	Year to date	3rd Q. 2004	2004
Financial revenues	1.100	407	772	334	1.076
Revenue from cash investments	116	60	92	39	137
Penalty payments on customer bill arrears	51	20	47	19	63
CRC contract with state of Minas Gerais (interest + inflation correction)	128	27	196	68	254
Monetary variation on the extraordinary tariff recomposition and the RTD	625	235	388	138	406
FX variations	204	56	34	34	110
Other	(24)	9	15	36	106

Financial expenses
Costs of loans and financing	(403)	(149)	(279)	(99)	(374)
Monetary variation on Extraordinary Tariff Recomposition, and suppliers	(124)	(40)	(62)	(25)	(80)
FX variations	(17)	(4)	(20)	103	(25)
Monetary variations on loans and financings owed	(6)	21	(102)	(51)	(124)
CPMF tax	(48)	(20)	(33)	(12)	(49)
Provisions for losses on hedging	(163)	(62)	(101)	(98)	(160)
Other	(76)	(6)	(23)	(3)	(35)
Interest on Equity	(283)	—	(300)	(100)	(510)
Financial Result	(20)	147	(148)	49	(281)

Chart VI

Related party transactions

Values in million of Reais

	State of Minas Gerais Government
	9/30/2005	6/30/2005
ASSETS
Current Assets
Customers and distributors	—	5
Tax Recoverable -
State VAT recoverable	67	51
Noncurrent assets
Account receivable from Minas Gerais State	1.147	1.121
Government
Tax Recoverable -
VAT recoverable	144	142
VAT recoverable - judicial challenge
Customers and distributors
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Taxes, fees and charges
VAT - ICMS payable	230	216
Interest on capital and Dividends	140	77
Long-term liabilities
Debentures	80	81

Chart VII

Share ownership

	Number of shares as of september 30, 2005
Shareholders	Common	%	Preferred	%	Total	%

State of Minas Gerais	36.128.357.399	51,0	2.771.169.109	3,0	38.899.526.508	24,0
Southern Electric Brasil Part. Ltda.	23.362.956.173	33,0	—	—	23.362.956.173	14,4
Other	—	—	—	—	—	—
Local	7.255.542.261	10,2	25.079.885.181	27,5	32.335.427.442	19,9
Foreigners	4.127.312.090	5,8	63.428.596.812	69,5	67.555.908.902	41,7
Total	70.874.167.923	100,0	91.279.651.102	100	162.153.819.025	100,0

Chart VIII

BALANCE SHEETS

ASSETS

Values in million of Reais

	2005
	3rd Qtr	2nd Qtr
CURRENT ASSETS	4.824	4.457
Cash and cash equivalents	1.297	971
Consumers and Distributors	1.321	1.293
Consumers – Rate adjustment	283	294
Dealership - Energy transportation	309	293
Dealers - Transactions on the MAE	204	404
Tax recoverable	301	258
Materials and supplies	36	30
Prepaid expenses - CVA	360	417
Tax credits	176	131
Regulatory Assets	41	54
Deferred tariff adjustment	242	116
Other	254	196

NONCURRENT ASSETS	4.467	4.499
Account receivable from Minas Gerais State Government	1.147	1.121

Consumers – Rate adjustment	1.080	1.041
Regulatory Assets	400	341
Prepaid expenses – CVA	51	107
Tax credits	218	230
Deferred tariff adjustment	—	—

Dealers - Transactions on the MAE	328	260
Recoverable taxes	144	143
Escrow account in connection with litigations	96	91
Consumers and Distributors	68	71
Other receivables	17	35

PERMANENT ASSETS	9.709	9.352
Investments	1.000	990
Property, plants and equipment	8.692	8.345
Deferred charges	17	17

TOTAL ASSETS	19.000	18.308

BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in million of Reais

	2005
	3rd Qtr	2nd Qtr
CURRENT LIABILITIES	3.704	3.402
Suppliers	612	723
Taxes payable	694	411
Loan, Financing and Debentures	984	969
Payroll and related charges	233	203
Interest on capital and dividends	589	587
Employee post-retirement benefits	122	121
Regulatory charges	107	103
Other	363	285

LONG-TERM LIABILITIES	6.820	6.876
Loan, Financing and Debentures	3.671	3.545
Employee post-retirement benefits	1.367	1.390
Suppliers - wholesale	339	240
Taxes and social charges	849	1.103
Reserve for contingencies	468	423
Other	94	101
Prepaid expenses - CVA	32	74
	—	—
PARTICIPATION IN ASSOCIATE COMPANIES	20	20
	—	—
SHAREHOLDERS’ EQUITY	8.456	8.010
Paid-in Capital	1.622	1.622
Capital reserves	4.059	4.059
Income reserves	2.775	2.329
Retained earnings (losses)	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19.000	18.308

Chart IX

Statement of Income (consolidated)

Values in million of Reais

	Year to date	Year to date	2004
Cash at start of period	896	440	440
Cash from operations	976	1.199	1.694
Net income	1.487	935	1.385
Depreciation and amortization	444	435	584
Suppliers	(41)	(31)	(65)
Deferred tariff adjustment	(591)	-329	(359)
Other adjustments	(102)	189	149
ICMS (IVA) on TUSD	(221)	—	—
Financing activity	366	(31)	(187)
Financings obtained	1.032	777	1.546
Payment of loans and financings	(350)	(799)	(1.424)
Other	(316)	(9)	(309)
Investment activity	(941)	(599)	(1.051)
Investments outside the concession area	(49)	(101)	(141)
Investments in the concession area	(935)	(599)	(1.043)
Special obligations - consumer contributions	43	101	133
Other	—	—	—
Cash at the end of period	1.297	1.009	896

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company holding a public service concession and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement the best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public that the meeting of its Board of Directors held on December 7, 2005, decided as follows:

1.             To sign the Fourth Amendment to the Contract to Assign the Outstanding Credit Rights Balance on the CRC (“Results Compensation”) Account (“the CRC Contract”), between Cemig and the state of Minas Gerais, in accordance with the company Strategic Plan for the years 2005–/2035.

2.             To authorize: (i) the assignment, by Cemig, to the Receivables Investment Fund (FIDC) being structured by Banco ITAU BBA (“the Fund”), of the credits made up of the installments owed by the State of Minas Gerais under the CRC Contract, for an amount to be established by a valuation opinion approved by the auditor contracted by the Fund, such assignment being subject to the agreement of the State of Minas Gerais; and also (ii) subscription by Cemig of the total of the subordinated units of the Fund, for the amount of the difference between the value of the credits and the value of the total of the senior units.

3.             To declare extraordinary dividends, in the amount of R$ 897 million, corresponding to R$ 5.534143888 per thousand shares, to be paid on December 29, 2005, to be paid in a single payment to stockholders whose names are in the Nominal Share Registry on December 22, 2005, for the purposes of Clause 205 of Law 6404/76. We draw attention to the fact that the making of this payment is conditional on homologation, by the Extraordinary General Meeting of Stockholders to be held on December 23, 2005, of the Fourth Amendment to the Contract to Assign the Outstanding Credit Rights Balance on the CRC (Results Compensation) Account, between Cemig and the state of Minas Gerais.

4.             To call an Extraordinary General Meeting of Stockholders to be held on December 23, 2005, at 10 a.m., to decide on the signature of the Fourth Amendment to the Contract to Assign the Outstanding Credit Rights Balance on the CRC (Results Compensation) Account, between Cemig and the state of Minas Gerais.

5.             To call an Extraordinary General Meeting of Stockholders to be held on December 23, 2005, at 5 p.m., to decide on changes to the company’s bylaws.

Belo Horizonte, December 7, 2005

Flavio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Meeting of the Board of Directors held on 7 December 2005 decided to distribute extraordinary dividends in the amount of R$ 897,000,000.00 (eight hundred and ninety seven million Reais), corresponding to R$ 5.534143888 per thousand shares, to be paid on December 29, 2005.

This benefit will be payable to stockholders whose names are in the Nominal Share Registry on December 22, 2005, for the purposes of Clause 205 of Law 6404/76.

The shares will trade ex-dividend on December 23, 2005.

The payment is conditional upon homologation, by the Extraordinary General Meeting of Stockholders to be held at 10 a.m. on December 23, 2005, of the Fourth Amendment to the Contract to Assign the Outstanding Credit Rights Balance on the CRC (“Results Compensation”) Account, between Cemig and the state of Minas Gerais. This Amendment was approved by the Board of Directors of Cemig today.

A further Extraordinary General Meeting of stockholders will be held on December 23, 2005, at 5 p.m., to decide on changes to the company’s bylaws.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, December 7, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: December 8, 2005